

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2015

Thomas Guerriero
President and Chief Executive Officer
Oxford City Football Club, Inc.
10 Fairway Drive, Suite 302
Deerfield Beach, FL 33441

>   **Re: Oxford City Football Club, Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed June 22, 2015**
>   **File No. 000-54434**

Dear Mr. Guerriero:

    We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Effect of the Reverse Split, page 9

1. Please clarify the effect the reverse stock split will have on your current common stockholders by quantifying the change in the percentage of their ownership interests and in their proportionate voting power due to the reverse stock split. In this regard, we note your disclosure on page 9 that the reverse stock split "will adversely affect [your] common stockholders percentage ownership interests in the Company and their proportionate voting power, as the number of shares of the Series A Convertible Preferred Stock, and the shares of the Series B Convertible Preferred Stock will not be decreased."

Effective Date and Effects of the Reverse Split, page 11

Effect of the Reverse Split on Convertible Securities, page 11

2. Please clarify what effect the reverse stock split will have on the conversion ratio for the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock. In this regard, we note that your disclosure on page 11 that "[p]roportionate adjustments will be made based on the ratio of the Reverse Split to the number of shares [of your] common stock issuable upon the conversion of all outstanding convertible securities entitling the holders to convert into shares of [your] common stock." Please quantify the "proportionate adjustments." In addition, we note that your disclosure in the "Effect of the Reverse Split on Convertible Securities" section on page 11 appears to contradict the disclosure on page 9 that the reverse stock split will adversely affect your common stockholders' percentage of ownership interests in the company. Please revise for clarity and consistency.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Scott Doney, Esq.
       The Doney Law Firm